VIA EDGAR

February 29, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lucas GC Limited (CIK No. 0001954694)

Registration Statement on Form F-1 (File No. 333-270107)

Registration Statement on Form 8-A (File No. 001-41658)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on February 28, 2024, in which we joined the request of Lucas GC Limited (the “Company”) regarding the acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) and Registration Statement on Form 8-A (the “8-A Registration Statement”, together with the F-1 Registration Statement, the “Registration Statements”) to 5:00 p.m. (Washington, D.C. time) on February 29, 2024.

Withdrawal of Acceleration Request

We hereby formally withdraw our prior request for acceleration of the effective date of such Registration Statements.

Resubmission of Acceleration Request

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Joseph Gunnar & Co., LLC, as underwriter of the offering, hereby joins the request of the Company that the effective date of the Registration Statements be declared effective at 9:00 a.m. (Washington, D.C. time) on March 4, 2024, or as soon as practicable thereafter, or at such other time as the Company or its outside counsel, DLA Piper UK LLP, request by telephone that such Registration Statements be declared effective.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies, as well as “e-red” copies of the preliminary prospectus, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirm that they have complied with and will continue to comply with, and they have been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Sincerely,

Joseph Gunnar & Co., LLC

By:	/s/ Stephan Stein
Name:	Stephan A. Stein
Title:	President